1214624

No Act
P.E. 1-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

03000756

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

January 6, 2003

William O'Brien
BRUT LLC
55 Broadway
NewYork, New York 10006

Act	Securities Exchange Act of 1934
Section	11A
Rule	11Ac1-1, 11Ac1-4
Public Availability	1-6-03

Re: BRUT System

Dear Mr. O'Brien:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on November 13, 1998 until July 6, 2003. This letter also exends the no-action position taken by the Division on February 1, 2002 relating to exchange-listed securities. The November 13th and February 1st letters confirmed that The BRUT ECN, LLC ("BRUT System" or "System"), formerly known as the Strike System Electronic Communications Network, operated by Strike Technologies LLC ("Strike Technologies") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules") and would be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities and exchange-listed securities for which a linkage between the BRUT System and the Nasdaq System is operational. In the November 13th and February 1st letters, the Division took the position that it would not recommend the Commission take enforcement action against Nasdaq market makers who are participants in the BRUT System, if those Nasdaq market makers enter orders into the BRUT System without modifying their public quotations in compliance with the ECN Amendment. These no-action positions were temporarily extended most recently in a letter dated March 29, 2002.

The Division continues to condition its position on compliance with the terms expressed in the November 13th and February 1st letters. These terms include compliance with the non-discrimination provisions of the Addendum to the Nasdaq Workstation II Subscriber Agreement and provisions of the ITS/CAES Addendum. The BRUT System should respond to orders entered into the System through access to a self-regulatory organization no slower than the BRUT System responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that the BRUT System has sufficient capacity to handle the volume of trading reasonably anticipated in its

System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from you regarding such reviews and tests.

The Division further conditions its position on the BRUT System providing brokers access to Nasdaq securities via either Nasdaq or the telephone for a charge of no more than the fee the BRUT System charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to the BRUT System by Nasdaq and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). The Division further conditions its position on the BRUT System providing brokers the ability to effect transactions in exchange-listed securities with orders in the BRUT System via the CAES linkage or through a telephone desk staffed by employees who meet applicable NASD qualification standards without charging fees to non-subscriber broker-dealers for access to the System through the CAES/ITS linkage. In addition, the Division may request additional representations from you regarding the operation of the BRUT System. Further, the Division will consider extending, modifying, or revoking its temporary no-action position prior to July 6, 2003 based on its continuing experience with the BRUT System's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert L.D. Colby
Deputy Director